December 14, 2018

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNLNY Separate Account I ("Registrant") of Jackson National Life Insurance Company of New York File Nos. 333-______ and 811-08401

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 489 under the Investment Company Act of 1940, as amended.

The prospectus contained in the Initial Registration Statement (the "Perspective II Prospectus") describes a variable and fixed annuity contract ("Perspective II") that will be available both as a qualified plan (e.g. IRA) contract and as a non-qualified contract. The Perspective II Prospectus is substantially similar in many ways to Jackson of New York's currently offered variable annuity, Perspective II (File No. 333-183047), including the same investment options, minimum premiums, optional services at no cost such as dollar cost averaging and rebalancing, and many of the same base contract provisions. As a result, the prospectuses for the two products in many sections share identical disclosure.

Some items of note that are new in this filing are optional death benefits and optional guaranteed withdrawal benefits that are either (a) identical to benefits found on our currently offered Perspective Advisory II variable annuity (File No. 333-217502), (b) new versions of benefits found on our currently offered Perspective II variable annuity (File No. 333-183047), or (c) being newly introduced with this filing.

To assist in the review of the Initial Registration Statement, we are providing a marked copy, via email to the Commission Staff reviewer, to reflect the similarities and differences between the disclosure in the Perspective II Prospectus and the applicable disclosure in the currently offered Perspective II variable annuity (File No. 333-183047). As you will note, the updated fund list and fund expense information will be provided in the pre-effective amendment to the Initial Registration Statement. We are also providing a courtesy copy of the Perspective II Prospectus via email to the Commission Staff reviewer.

If you have any questions, please call me at (517) 367-3754.

Yours truly,

/s/ ALISON SAMBORN

Alison Samborn

Senior Attorney, Legal Product Development

cc:    Alberto Zapata